Exhibit 99.2

CALEDONIA MINING CORPORATION	AUGUST 13, 2015

Management’s Discussion and Analysis

This management’s discussion and analysis (“MD&A”) of the consolidated operating results and financial position of Caledonia Mining Corporation ("Caledonia” or the “Company”) is for the fiscal quarter ended June 30, 2015 (“Q2 2015” or the “Quarter”), the six months ended June 30, 2015 (the “Half Year”) and the period ended August 13, 2015.  It should be read in conjunction with the Unaudited Condensed Consolidated Financial Statements of Caledonia for the six months ended June 30, 2015 (“the Unaudited Condensed Consolidated Financial Statements”) which are available from the System for Electronic Data Analysis and Retrieval at www.sedar.com or from Caledonia’s website at www.caledoniamining.com.  The Unaudited Condensed Consolidated Financial Statements and related notes have been prepared in accordance with International Accounting Standard 34 (“IAS 34”) Interim Financial Reporting.  In this MD&A, the terms “Caledonia”, the “Company”, “we”, “our” and “us” refer to the consolidated operations of Caledonia Mining Corporation and our subsidiaries unless otherwise specifically noted or the context requires otherwise.

Note that all currency references in this document are to Canadian Dollars, unless otherwise stated.

TABLE OF CONTENTS

1.	Overview

2.	Highlights

3.	Summary Financial Results

4.	Operations at the Blanket Gold Mine, Zimbabwe

4.1.	Safety, Health and Environment

4.2.	Social Investment and Contribution to the Zimbabwean Economy

4.3.	Gold Production

4.4.	Costs

4.5.	Underground

4.6.	Metallurgical Plant

4.7.	Capital Projects

4.8.	Indigenisation

4.9.	Opportunities and Strategy

5.	Exploration and Project Development

5.1.	Blanket

5.2.	Blanket Satellite Properties

5.3.	Nama Project, Zambia

6.	Investing

7.	Financing

8.	Liquidity and Capital Resources

9.	Off-Balance Sheet Arrangements, Contractual Commitments and Contingencies

10.	Non-IFRS Measures

11.	Related Party Transactions

12.	Critical Accounting Policies

13.	Financial Instruments

14.	Dividend Policy and Other Shareholder Information

15.	Securities Outstanding

16.	Risk Analysis

17.	Forward-Looking Statements

18.	Controls

19.	Qualified Person

1.	OVERVIEW

Caledonia is an exploration, development and mining corporation focused on Southern Africa.  Following the implementation of indigenisation at the Blanket Gold Mine (“Blanket” or the “Blanket Mine”) in September 2012, Caledonia’s primary asset is a 49% legal ownership in Blanket, an operating gold mine in Zimbabwe.  Caledonia continues to consolidate Blanket, as explained in Note 5 to the Unaudited Condensed Consolidated Financial Statements, accordingly operational and financial information set out in this MD&A is on a 100% basis, unless otherwise specified.  Caledonia’s shares are listed in Canada on the Toronto Stock Exchange (symbol - “CAL”), on London’s AIM (symbol - “CMCL”) and are also traded on the American OTCQX (symbol - “CALVF”).

2.	HIGHLIGHTS

	Q2 2014	Q2 2015	H1 2014	H1 2015	Comment
Gold produced (oz.)	11,223	10,401	21,464	20,361	Gold production in the Quarter and half-year was slightly ahead of target
On Mine cash cost (US$/oz.)1	611	729	622	699	Higher on mine cost per ounce due to lower grade and increased electricity consumption
All-in sustaining cost (US$/oz.)1	878	1,030	890	984	Higher all-in sustaining costs due to higher on-mine cash costs
Gold Sales (oz.)	11,223	10,401	23,433	21,174	Sales in Q1 2015 include work in progress brought forward from 2014 of 813 ounces compared to 1,969 ounces in Q1 of 2014
Average realised gold price (US$/oz.)1	1,265	1,174	1,267	1,187	Lower realised gold price reflects the lower gold price
Gross profit ($’m)2	5.6	4.0	11.7	8.6	Lower gross profit due to fewer ounces sold, lower gold price and higher on-mine costs
Net profit attributable to shareholders ($’m)	1.8	0.3	4.3	1.9	Net profit in Q2 of 2015 is after losses and closure costs in respect of Zambia
Adjusted basic earnings per share3 (cents)	3.7	2.3	7.8	5.2	Adjusted eps excludes foreign exchange profits and losses, deferred tax and the expenses of the Zambian office which has now been closed
Cash and cash equivalents ($’m)	25.8	23.7	25.8	23.7	Cash position remains robust despite increased capital investment as part of the plan to increase production.
Cash from operating activities ($’m)	1.7	2.6	7.9	5.9	Robust cash generation despite lower sales and realised gold price due to reduced administrative expenses and tax payments
Payments to the community and Zimbabwe government ($’m)	3.6	1.8	6.6	3.6	Lower payments dues to the reduced royalty rate and the lower income tax payable on reduced profits and increased capital investment.

1
Non-IFRS measures such as “on-mine cash cost per ounce” “all-in sustaining cost per ounce” and “average realised gold price” are used throughout this document.  Refer to Section 10 of this MD&A for a discussion of non-IFRS measures.

2	Gross profit is after deducting royalties, production costs and depreciation but before administrative expenses.
3	Adjusted earnings per share (“EPS”) is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance. Refer to Section 10 of this MD&A for a discussion of non-IFRS measures

Indigenisation

Transactions that implemented the indigenisation of Blanket were completed on September 5, 2012 following which Caledonia owns 49% of Blanket and received a Certificate of Compliance from the Government of Zimbabwe which confirms that Blanket is fully compliant with the Indigenisation and Economic Empowerment Act.

As a 49% shareholder Caledonia receives 49% of Blanket’s dividends plus the repayment of the $30 million vendor facilitation loans and a monthly management fee. Caledonia continues to consolidate Blanket for accounting purposes.

Safety

Regrettably, an accident occurred on April 30, 2015 at the GG exploration project, as a result of which a contractor died.  The Directors and Management of Caledonia and Blanket express their sincere condolences to the family and colleagues of the deceased.

Exploration

Exploration continues at Blanket Mine and at its satellite properties.  On 19 May 2015, Caledonia announced a resource upgrade at Blanket Mine in which 491,000 tonnes of Inferred resources were added to the Indicated resource category, thereby enabling this material to be included in the life of mine plan.  A further 47,000 tonnes of new inventory was added to Indicated Resource.  Depending on actual production rates achieved, these resources may add 12 to 15 months life to the mine.

The upgraded Indicated Resource of 538,000 tonnes represents an increase of 17.4% in terms of tonnes and 20.5% in terms of contained gold from the 2,934,000 tonnes of Reserves and Indicated Resource that was used for the Reserve Plan in the Technical Report prepared by Minxcon in December 2014, which was re-filed on July 17, 2015.

Dividend Policy and Shareholder Matters

Since January 2014, Caledonia has paid a quarterly dividend of 1.5 Canadian cents per share per quarter, which amounts to a total dividend of 6 Canadian cents per annum.  The first quarterly dividend was paid on January 31, 2014 and subsequent quarterly dividends were paid thereafter.

It is currently envisaged that the existing dividend policy will be maintained however, the Board remains attentive to further changes in market conditions.

Strategy

Caledonia’s strategic focus is the implementation of the Revised Investment Plan at Blanket.  Caledonia’s board and management believe the successful implementation of the Revised Investment Plan is in the best interests of all stakeholders because it is expected to result in increased production, reduced operating costs and greater flexibility to undertake further exploration and development, thereby safeguarding Blanket’s long term future.

Blanket will continue to explore and develop it satellite properties.  Subject to the availability of funding, Blanket intends to construct a pilot plant to test material from the satellite properties so as not to compromise the existing high recovery rates which are achieved at Blanket’s metallurgical plant.

The lower gold price may create further investment opportunities in Zimbabwe and elsewhere in Anglophone sub-Saharan Africa.  Caledonia will continue to evaluate such opportunities as they arise.

Effect of the Lower Gold Price

In recent months the price of gold has fallen from over US$1,200 per ounce to below US$1,100 per ounce.  The lower price of gold will, if sustained, reduce Blanket’s cash generation.  The implementation of the Revised Investment Plan at Blanket remains the prime focus for Caledonia and is expected to increase gold production, reduce the average cost of production and extend the life of mine by providing access to deeper levels for production and further exploration.

Caledonia has already implemented measures to reduce administrative expenses; the effects of which will be seen in coming quarters.  Excluding the costs of the Zambian office, which was closed in the Quarter, the general and administrative expense in the Quarter was approximately US$1.4 million – 13% lower on an annualised basis than the expense for 2014.  Caledonia’s board and management remains closely attentive to any further weakening in the gold price.

3.	SUMMARY FINANCIAL RESULTS

The table below sets out the unaudited consolidated profit and loss for the three and six months ended June 30, 2014 and 2015 prepared under IFRS.

Condensed Consolidated Statement of Comprehensive Income (unaudited) (In thousands of Canadian dollars except per share amounts)
	For the 3 months ended June 30		For the 6 months ended June 30
	2014	2015	2014	2015
	$	$		$	$
Revenue	15,555	15,014	32,618		31,008
Royalty	(1,090)	(752)	(2,285)		(1,553)
Production costs	(7,768)	(9,240)	(16,556)		(18,754)
Depreciation	(1,025)	(1,025)	(2,083)		(2,063)
Gross profit	5,672	3,997	11,694		8,638
Administrative expenses	(1,760)	(2,323)	(3,607)		(4,342)
Foreign exchange (loss)/gain.	(129)	139	128		764
Other income	5	18	5		28
Results from operating activities	3,788	1,831	8,220		5,088
Finance (expense)/income	(29)	(43)	(70)		(87)
Profit before income tax	3,759	1,788	8,150		5,001
Tax expense	(1,237)	(1,212)	(2,537)		(2,411)
Profit for the period	2,522	576	5,613		2,590
Items that are or may be reclassified subsequently to profit or loss
Foreign currency translation differences for foreign operations	(2,288)	(1,730)	(154)		2,947
Total comprehensive income for the period	234	(1,154)	5,459		5,537

Profit attributable to:
Shareholders of the Company	1,840	324	4,265		1,878
Non-controlling interests	682	252	1,348		712
	2,522	576	5,613		2,590
Earnings per share (cents)
Basic	3.5	0.5	8.2		3.4
Diluted	3.4	0.5	8.0		3.3
Adjusted earnings per share (cents) (i)
Basic	3.7	2.3	7.8		5.2

(i)	Adjusted earnings per share (“EPS”) is a non-IFRS measure which aims to reflect Caledonia’s ordinary trading performance. Refer to Section 10 for a discussion of non-IFRS measures

Revenues were lower in the Quarter compared to Q2 of 2015 (the “comparative quarter”) due to the combined effect of lower sales and the lower realised gold price, which was partly offset by the effect of the weaker Canadian dollar against the US dollar.  Gold production and sales were 7% lower in the Quarter compared to the comparative quarter; gold production is discussed in Section 4.3 of this MD&A.  The realised gold price4 in the Quarter was US$1,174 per ounce, 7% lower than the average realised gold price in the comparative quarter.  The average exchange rate in the Quarter was 1.23 Canadian dollars per US dollar compared to the average rate of 1.09 Canadian dollars per US dollar in the comparative quarter.  There was no work in progress at the end of Q2 and Q2 sales did not include any work in progress brought forward from the previous quarter.  Sales in Q1 2015 included 813 ounces of work in progress brought forward from Q4 of 2014.

4
Non-IFRS measures such as “on-mine cash cost per ounce” “all-in sustaining cost per ounce”, “average realised gold price” and “adjusted earnings per share” are used throughout this document.  Refer to Section 10 of this MD&A for a discussion of non-IFRS measures.

The royalty paid in the Quarter was lower than the comparative quarter due to the lower gold revenues and the reduction in the royalty payable to the Zimbabwe government from 7% to 5% with effect from October 1, 2014.

Production costs in the Quarter were $9,240,000, representing an increase of 19% compared to the second quarter of 2014: in US dollar terms, the increase was 6%.  Production costs are discussed in Section 4.4 of this MD&A.

Administrative expenses in the Quarter were $2,323,000 compared to $1,760,000 in the comparative quarter.  Administrative expenses for the six months to June 30, 2015 are analysed in Note 7 to the Unaudited Condensed Consolidated Financial Statements.  Administrative expenses in the Quarter and Half Year include the costs of the Zambian office, which was closed at the end of May resulting in legislated closure and employment termination costs of approximately US$500,000.  It is expected that there will be no further expenditure in Zambia.  Administrative expense in the Quarter no longer includes payments in respect of a management contract following the termination of the contract with Caledonia’s former Chief Executive in late 2014.  Increased wages and salaries resulting from the strengthening of the management team by the appointment of staff to assist in the areas of project management of the Revised Investment Plan, mine design, and an assistant to the CFO.  Excluding the cost of the Zambian office, Administrative expenses in the Quarter were US$1.4 million – approximately 13% lower on an annualised basis than the Administrative expense for 2014.

The taxation charge in Q2 includes $528,000 of Zimbabwean and South African income tax on the profits arising in the Quarter at Blanket and intercompany profits realised in South Africa, $182,000 of Zimbabwean withholding tax on payments out of Zimbabwe and deferred tax of $505,000.  Intercompany profits are eliminated on consolidation, but the tax payable on such profits is not, therefore Caledonia’s consolidated profit will include an element of South African income tax.

The loss on foreign currency translation differences for foreign operations is a non-cash item which reflects the loss arising on the translation of non-Canadian dollar balance sheets into Canadian dollars for consolidation purposes.  The main element of this loss in the Quarter arose from the translation of Blanket’s US dollar denominated balance sheet into Canadian dollars and reflects the devaluation of the US dollar against the Canadian dollar in the Quarter.

The non-controlling interest is the profit attributable to Blanket’s Indigenous Zimbabwean shareholders and reflects their participation in the economic benefits generated by Blanket from the effective date of the indigenisation and is explained in Note 5 of the Unaudited Condensed Consolidated Financial Statements.

The adjusted earnings per share4 aims to reflect Caledonia’s ordinary trading performance and is calculated on the share of profit attributable to Caledonia shareholders excluding foreign exchange profits or losses.

Risks that may affect Caledonia’s future financial condition are discussed in Section 16 of the MD&A.

The table below sets out the consolidated statements of cash flows for the three and six months to June 30, 2015 and 2014 prepared under IFRS.

Condensed Consolidated Statement of Cash Flows (unaudited) (In thousands of Canadian dollars)
	For the 3 months ended June 30		For the 6 months ended June 30
	2014	2015	2014	2015
Cash flows from operating activities	$	$	$	$
Cash generated by operating activities	3,528	2,928	10,396	6,750
Net Interest paid	(29)	(29)	(70)	(60)
Tax paid	(1,841)	(268)	(2,441)	(788)
Cash from operating activities	1,658	2,631	7,885	5,902

Cash flows from investing activities
Property, plant and equipment additions	(1,550)	(3,466)	(3,582)	(7,252)
Proceeds from sale of property plant and equipment	-	57	-	58
Net cash used in investing activities	(1,550)	(3,409)	(3,582)	(7,194)

Cash flows from financing activities
Dividend paid	(980)	(784)	(1,887)	(1,566)
Net cash used in financing activities	(980)	(784)	(1,887)	(1,566)
Net increase/(decrease) in cash and cash equivalents	(872)	(1,562)	2,416	(2,858)
Cash and cash equivalents at beginning period	26, 714	26,094	23,426	26,838
Effect of exchange rate fluctuations on cash held		(849)		(297)
Cash and cash equivalents at end of period	25,842	23,683	25,842	23,683

Cash generated by operating activities is analysed in note 12 to the Unaudited Condensed Consolidated Financial statements.  Cash generated from operating activities was higher in the Quarter compared to the comparative quarter due to lower taxation payments, which offset the adverse effect of the lower revenues and higher production costs as described above in the review of the statement of comprehensive income.

Investment in property, plant and equipment in the Quarter and in the six months to June 30, 2015 were both higher than in the comparative periods due to the increased capital investment that is required in terms of the Revised Investment Plan.  Blanket’s capital projects are described in Sections 4.7 and 4.9 of this MD&A.

The dividends paid in the Quarter relate to the quarterly dividend of 1.5 cents per share which was paid by Caledonia on April 30, 2015 in terms of the quarterly dividend policy which was announced in November 2013.  Dividends paid in the three and six months to June 30, 2014 include dividends paid by Blanket to Blanket’s indigenous Zimbabwean shareholders.

At June 30, 2015, Caledonia’s cash was held with banks primarily in the United Kingdom, Canada and in South Africa.

The table below sets out the consolidated statements of Caledonia’s financial position at June 30, 2015 and December 31, 2014 prepared under IFRS.

Condensed Consolidated statements of Financial Position (unaudited) (In thousands of Canadian dollars)
As at	December 31,	June 30,
	2014	2015
	$	$
Total non-current assets	40,388	48,275
Inventories	7,571	8,180
Prepayments	348	317
Trade and other receivables	2,040	4,452
Income tax receivable	111	-
Cash and cash equivalents	26,838	23,683
Total assets	77,296	84,907
Non-current liabilities	12,980	15,418
Trade and other payables	3,791	5,089
Income taxes payable	1,990	1,894
Total liabilities	18,761	22,401
Equity attributable to shareholders	57,731	60,905
Non-controlling interest	804	1,601
Total equity	58,535	62,506
Total equity and liabilities	77,296	84,907

The increase in non-current assets reflects investment at Blanket to sustain the current level of production, investment in Blanket’s capital projects and satellite properties.  Blanket’s capital projects are discussed in section 4.7 of this MD&A; Blanket’s exploration and development projects are discussed in section 5 of this MD&A.

Inventories at June 30, 2015 comprise consumable stores and other equipment for use at Blanket’s capital projects.  Inventories at December 31, 2014 also included $639,000 of gold in progress at December 31, 2014; there was no gold in progress at June 30, 2015.

Trade and other receivables includes Value Added Tax receivable, bullion sales receivables and deposits for stores and equipment as analysed in Note 10 to the Unaudited Condensed Consolidated Financial Statements.

Non-current liabilities comprises a liability for deferred taxation and a provision for rehabilitation at the Blanket and Eersteling5 Mines if and when they are permanently closed.

The following information is provided for each of the eight most recent quarterly periods ending on the dates specified.  The figures are extracted from underlying unaudited financial statements that have been prepared using accounting policies consistent with IFRS.

5 Eersteling Mine is a South African gold property, which has been held on a care and maintenance basis for several years pending the identification of a purchaser.

(Thousands of Canadian dollars except per share amounts)	Sept 30, 2013	Dec 31, 2013	Mar 31, 2014	June 30, 2014	Sept 302014	Dec 31,2014	Mar 31, 2015	Jun 30,2015
Revenue from operations	16,591	12,114	17,063	15,555	13,492	12,972	15,994	15,014
Profit/(loss) after tax from operations	4,589	(14,354)	3,091	2,522	1,268	(316)	2,014	576
Earnings/(loss) per share – basic (cents)	7.2	(27.7)	4.7	3.5	2.2	(1.1)	2.9	0.5
Earnings/(loss) per share – diluted (cents)	7.2	(27.7)	4.7	3.4	2.2	(1.1)	2.9	0.5
Cash and cash equivalents	25,099	25,222	26,714	25,842	26,854	26,838	26,094	23,683

Quarterly results fluctuate materially from quarter to quarter primarily due to changes in production levels and gold prices but also due to the recording of impairments and other unusual costs such as indigenisation. Significant changes relating to prior quarters are discussed in the relevant MD&A’s and financial statements.

4.	OPERATIONS AT THE BLANKET GOLD MINE, ZIMBABWE

4.1	Safety, Health and Environment (“SHE”)

The following safety statistics have been recorded for the Quarter and the preceding six quarters.

Blanket Mine Safety Statistics
Incident Classification	Q4 2013	Q1 2014	Q2 2014	Q3 2014	Q4 2014	Q1 2015	Q2 2015
Fatal	0	0	0	0	0	0	1
Lost time injury	2	1	2	2	1	3	1
Restricted work activity	9	6	4	12	9	5	12
First aid	0	2	2	4	0	3	4
Medical aid	3	3	2	2	1	3	1
Occupational illness	0	0	0	0	0	0	0
Total	14	12	10	20	11	14	19
Incidents	17	10	6	4	19	8	6
Near misses	3	2	2	4	1	0	5
Disability Injury Frequency Rate	0.46	0.24	0.49	0.49	0.24	0.67	0.46
Total Injury Frequency Rate	3.20	2.86	2.46	4.94	4.32	3.15	4.41
Man-hours worked (thousands)	865	840	812	810	833	889	861

Regrettably, on April 30, 2015 an accident involving a contractor at the GG satellite project resulted in the death of a contractor.  The boards and managements of Caledonia and Blanket extend their condolences to the relatives and colleagues of the deceased.

4.2	Social Investment and Contribution to the Zimbabwean Economy

Blanket’s investment in community and social projects which are not directly related to the operation of the mine or the welfare of Blanket’s employees, the payments made to the Gwanda Community Share Ownership Trust (GCSOT) in terms of Blanket’s indigenisation, and payments of royalties, taxation and other duties, charges and fees to the Government of Zimbabwe and its agencies are set out in the table below.

Payments to the Community and the Zimbabwe Government (US$’000’s)
Period	Year	Community and Social Investment	Payments to GCSOT	Payments to Zimbabwe Government	Total
Year 2012	2012	416	3,000	20,569	23,985
Year 2013	2013	2,147	2,000	15,354	19,501
Year 2014	2014	35	-	12,319	12,354
Quarter 1	2015	-	-	1,771	1,771
Quarter 2	2015			1,808	1,808

Payments in Q1 and Q2 of 2015 were lower than earlier periods due to lower income tax and royalty.

4.3           Gold Production

Tonnes milled, average head grades, recoveries and gold produced and the average realised price per ounce in the Quarter, the preceding 5 quarters, 2014, 2013 and July 2015 are shown in the table below.

Blanket Mine Production Statistics
	Year	Tonnes Milled (t)	Gold Head (Feed) Grade (g/t Au)	Gold Recovery (%)	Gold Produced (oz.)	Average Realised Price per Ounce of Gold Sold (US$/oz.)6
YYear	2013	392,320	3.88	93.3	45,530	1,402
QQuarter 1	2014	92,846	3.67	93.6	10,241	1,268
QQuarter 2	2014	99,229	3.74	94.1	11,223	1,265
Quarter 3	2014	98,575	3.34	93.4	9,890	1,252
QQuarter 4	2014	100,085	3.47	93.2	10,417	1,180
YYear	2014	390,735	3.55	93.4	41,771	1,245
QQuarter 1	2015	104,755	3.19	92.7	9,960	1,200
QQuarter 2	2015	103,551	3.35	93.3	10,401	1,174
J July	2015	38,102	3.01	92.4	3,410	1,165

Gold production in the Quarter was 431 ounces above target.  Underground production tonnages and grades are discussed further in Section 4.5 of this MD&A; gold recoveries are discussed in Section 4.6 of this MD&A.

4.4           Costs

A narrow focus on the direct costs of production (mainly labour, electricity and consumables) does not fully reflect the total cost of gold production.  Accordingly, cost per ounce data for the Quarter, the preceding quarter and for 2014 and 2013 have been prepared in accordance with the Guidance Note issued by the World Gold Council on June 23, 2013 and is set out in the table below on the following bases:

i.	On-mine Cash Cost per ounce, which shows the on-mine cash costs of producing an ounce of gold;

ii.
All-in Sustaining Cost per ounce, which shows the operating cost per ounce plus additional costs incurred outside the mine (i.e. at offices in Harare, Johannesburg and Toronto) and the costs associated with maintaining the operating infrastructure and resource base (i.e. “Sustaining Capex”) that are required to maintain production at the current levels; and

iii.	All-in Cost per ounce, which shows the all-inclusive Sustaining cost per ounce plus the additional costs associated with activities that are undertaken with a view to increasing production.

Cost per ounce of Gold Sold (US$)
	Q2 2014	Q2 2015	H1 2014	H1 2015
On-Mine Cost	611	729	622	699
Royalty(i)	89	59	89	59
Permitting costs related to current operations	3	4	2	3
Corporate general and administrative costs	128	136	127	134
Reclamation and remediation of operating sites	2	3	3	3
Exploration and study costs	3	3	3	3
Capital expenditure	44	97	43	83
All-in Sustaining Cost per ounce (i)	878	1,030	890	984
Costs not related to current production
Permitting costs	1	1	1	1
Exploration and study costs	3	2	2	2
Capital expenditure	92	188	99	205
All-in Cost per ounce (i)	974	1,222	993	1,194

6 Non-IFRS measures such as “average realised gold price” are used throughout this document.  Refer to Section 10 of this MD&A for a discussion of non-IFRS measures

On-mine costs per ounce of gold sold increased in the Quarter largely due to the lower average grade:  the on-mine cost per tonne milled increased by less than 1 % from US$72/tonne in Q2 of 2014 to US$73/tonne in Q2 of 2015.  On-mine labour costs in US$ terms increased by 5% per man-hour worked compared to the second quarter of 2014 due to the annual negotiated pay increase.  Consumable costs per tonne milled (in US$ terms) decreased by 4% compared to the second quarter of 2014 due to reductions in the cost of some variable inputs and a reduction in the costs of certain fixed consumables costs. The electricity cost per tonne milled increased by 12% from US$16.9/tonne to US$19.0/tonne due to increased electricity consumption, partly arising from the use of the Centac compressor.  Management plans to undertake an energy efficiency audit to identify the scope to achieve cost reductions in this area.

The royalty cost per ounce in the Quarter and Half Year was lower than in 2014 due to the lower prevailing gold price and the reduction in the royalty rate from 7% to 5% in late 2014.

The corporate general and administrative costs per ounce excludes the costs of the Zambian office, which was closed in May 2015.

The higher capital expenditure which is not related to current expenditure reflects the increased level of expenditure to implement Blanket’s capital projects.

4.5           Underground

AR South and AR Main continued to be the most important production areas during the Quarter with ore being trammed on the 630 and 750 meter haulages.  Production tonnages across the entire mining area were slightly higher than the planned levels in the Quarter.  Approximately 80% of production is transported on the level 18 and 22 haulages which were approaching full capacity.  Completion of the tramming loop on 22 Level ahead of schedule in June 2015 will relieve this congestion.  Increased tramming capacity allows for increased development activity and the opening up of more production stopes which, towards the end of the year, is expected to result in a modest increase in daily ore production and improved operational flexibility.

The achieved stoping grade in the Quarter was 3.24 g/t compared to the target grade of 3.25g/t and the lower grade was more than compensated for by higher than target ore production.  The introduction of underhand benching instead of long-hole stoping in some stopes has reduced grade dilution, although this has a slight adverse effect on mining costs.

The Centac compressor suffered a mechanical failure late in March but was repaired in the Quarter 2 and has subsequently operated as planned.  With the Centac once again operational, the supply of compressed air has improved significantly with a resultant improvement in production and development drilling.  The increased electricity consumption for the Centac (which does not account for all of the increased electricity consumption in the Quarter) is outweighed by the operational efficiencies arising from the improved supply of compressed air, particularly in the reduction in un-planned overtime.

Underground development continued in the Quarter: 1,582 meters were advanced against a plan of 1,775 meters.  The shortfall in development was due to low air pressure during the first two months of the Quarter while the Centac compressor was being repaired.  It is expected that this development shortfall will be made up in the remaining quarters of 2015 as a result of improved drilling efficiency, and will have no effect on planned production.

4.6           Metallurgical Plant

The metallurgical plant operated largely as planned in the Quarter.  Gold recovery was 93.3% compared to a target of 93.5% - the shortfall largely being due to the continued unavailability of oxygen from the aging PSA (oxygen production) plant.

4.7           Capital Projects

The main capital developments are:

•	the Tramming Loop;

•	the No. 6 Winze Project - Shaft Deepening from 750 to the 930 meter level;

•	the haulage extension on 22 Level from AR Main to Lima; and

•	the Central Shaft

Further information on these Projects is set out below.

Tramming Loop

The Tramming Loop on 22 Level was completed slightly ahead of schedule and below budget in June and has doubled the haulage capacity on the level, thereby increasing the amount of ore and waste that can be transported to the No. 4 Shaft.

No. 6 Winze Project - Shaft Deepening to 930 meters

The No. 6 Winze Project will provide access to the four Blanket resource bodies below 22 Level, viz. Blanket 1 Ore Body, Blanket 2 Ore Body, Blanket 4 Ore Body and Blanket Quartz Reef.  The pre-production capital cost of this project is estimated to be US$5 million, which is being funded from Blanket’s internal cash flows.   Sinking of the shaft was completed in the Quarter slightly ahead of schedule.   Work has commenced on equipping the shaft after which horizontal development towards the ore bodies will commence.  In terms of the Revised Investment Plan which was published in November 2014, production from No. 6 Winze is expected to start in January 2016 and progressively increase to the target production of 500 tonnes per day in mid-2017.

22 Level Haulage Extension Project

The 22 Level haulage extension will eventually complete the link between all sections of the Blanket Mine from the Blanket Section to Lima Section in the north over a distance of 2,500 metres on the 22 Level (750 meters below surface).  Work on the 22 Level haulage was temporarily suspended so that work could progress with the Tramming Loop.  As the Tramming Loop has been completed, work will resume on this project.

Central Shaft

The Central Shaft is the main component of the Revised Investment Plan which is discussed in Section 4.9 of this MD&A.  The shaft will be sunk in one single continuous phase from surface to 1,080 meters.  The estimated completion date of the shaft is early 2018 and first production is expected in mid-2018.

Early in 2015 work commenced on clearing the ground and pre-sink work commenced in late March, 2015.  The following targets have been achieved:

•	the lay-down area has been identified and prepared and one of the two winders have been delivered;

•	excavation of the 9m x 9m x 5m void for the shaft collar was completed and the shaft pre-sink has advanced to 8.1meters;

•	the collar is now being filled with concrete;

•	the winder base excavations have been completed;

•	work on the foundations for the Scotch Derrick (a crane hoist for use in the sinking phase before the kibble winders are installed) have commenced; and

•
various items of equipment have been purchased and delivered, including: the kibble winder and man winder, the workshop building, the Dymott winches, the mini-excavators and the Piccini concrete mixer.

4.8           Indigenisation

Transactions that implemented the Indigenisation of Blanket were completed on September 5, 2012 following which Caledonia owns 49% of Blanket and has received a Certificate of Compliance from the Government of Zimbabwe which confirms that Blanket is fully compliant with the Indigenisation and Economic Empowerment Act.

As a 49% shareholder Caledonia receives 49% of Blanket’s dividends plus the repayment of vendor facilitation loans which were extended by Blanket to certain of the Indigenous Shareholders and which carry interest at LIBOR plus 10%.  The vendor facilitation loans are repaid by way of dividends from Blanket Mine.  80% of the dividends declared by Blanket Mine which are attributable to the beneficiaries of the vendor facilitation loans are used to repay such loans and the remaining 20% unconditionally accrues to the respective Indigenous Shareholders.

The outstanding balance of the facilitation loans as at June 30, 2015 was US$31.3 million (December 31, 2014, US$31.3 million).  Blanket has suspended dividend payments so that all cash generated by Blanket can be used to fund the Revised Investment Plan as described in Section 4.9.  A moratorium has been placed on interest on the loans until dividends are resumed by Blanket Mine.  The vendor facilitation loans are not shown as receivables in Caledonia’s Financial Statements because in terms of accounting standards, these loans are effectively equity instruments as their only means of repayment is via dividend distributions from Blanket.  Caledonia continues to consolidate Blanket for accounting purposes.  Further information on the accounting effects of indigenisation at Blanket is set out in Note 5 to the Financial Statements and in a Frequently Asked Questions page which is available on Caledonia’s website.

4.9	Opportunities, Outlook and Strategy

Revised Investment Plan to Increase Production

On November 3, 2014 Caledonia announced the Revised Investment Plan and production projections for the Blanket Mine. The objectives of the Revised Investment Plan are to improve the underground infrastructure and logistics and allow an efficient and sustainable production build-up.  The infrastructure improvements include the development of a “Tramming Loop”, deepening the No. 6 Winze and the sinking of a new 6-meter diameter Central Shaft from surface to 1,080 meters.  As discussed in Section 4.7, implementation of the Revised Investment Plan is proceeding on schedule and the Tramming Loop and the sinking of the No. 6 Winze were both completed slightly ahead of target in the Quarter.

The Revised Investment Plan provides for proposed investment of approximately US$50 million between 2015 and 2017 and a further US$20 million in the period 2018 to 2020.  The Revised Investment Plan includes a revised life of mine plan for the Blanket Mine (the “LOM Plan”) in terms of which it is anticipated that the approximate production from existing proven and probable mineral reserves above 750 m level will be as set out below.

Approximate production from proven and probable mineral reserves above 750m (per LOM Plan)
	2015	2016	2017	2018	2019	2020	2021
Tonnes milled (‘000)	430	460	430	380	230	100	50
Gold production (koz)	42	45	43	39	23	10	6

The new Central Shaft and the deepening of No 6 Winze will provide access to the current inferred mineral resources below 750 meters and allow for further exploration, development and mining in these sections along the known Blanket strike, which is approximately 3 kilometers in length.  In November 2014, Caledonia commissioned Minxcon (Pty) Ltd. (“Minxcon”) to complete a scoping level study on the Blanket Mine which comprises an initial extension from below 750 m Level to 1,080 m Level, in the form of a Preliminary Economic Assessment (“PEA”). The PEA includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorised as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized.  Based on the PEA, additional approximate production from current inferred mineral resources (excluding the projected production set out above) may be achieved in the following indicative ranges:

Possible production from inferred mineral resources below 750m (as per PEA)
	2015	2016	2017	2018	2019	2020	2021
Tonnes milled (‘000)	0	35	160	215	390	550	600
Gold production (koz)	0	4-5	20-22	27-30	46-50	63-67	70-75

Canadian regulations do not allow planned production from inferred resources to be added to those from proven and probable reserves for disclosure purposes.

The original PEA, as summarized in Caledonia’s press releases dated November 3, 2014 and December 2, 2014, calculated the project economics on the basis of the combined values of the mine plan based on the reserves and resources above the 750 m Level and the extension area below 750 m Level.  On July 17, 2015 at the request of the Ontario Securities Commission Caledonia filed an updated Technical Report containing a summary of the revised PEA.  The revised PEA considers the expansion project below 750 m as a stand-alone project. The revised PEA thus reflects the Project economics on a stand-alone basis, and the economic analysis is based on an assumed requirement to raise money for the expansion capital expenditures, despite the fact that Caledonia expects to fund those capital expenditures from cash flow from the existing mine operations.  On this basis, the best-estimated net present value (NPV) of the extension project was calculated at US$65 million at a real discount rate of 8.36%. The revised PEA supersedes and replaces the original PEA prepared on a combined basis.

There have been no changes in the timing and quantum of anticipated production and capital and operating expenditures from the assumptions that were used in the PEA that was filed in December 2014.

There is no certainty that the PEA will be realised. The updated Technical Report was authored by Daan van Heerden, Uwe Englemann, Dario Clemente, Johan Odendaal and Jaco Burger of Minxcon (Pty) Ltd., each of whom is a qualified person who is independent of Caledonia for the purposes of National Instrument 43-101.

Exploration

Caledonia intends to continue its exploration efforts both at the Blanket Mine and also at the first two of Blanket’s portfolio of satellite properties: Mascot and GG.  Initial resources for both GG and Mascot were identified in the Technical Report which was filed on December 2, 2014 and was re-filed on July 17, 2015.  No production forecasts are currently attributed to mining activity at either GG or Mascot pending ongoing metallurgical evaluations.  Further information on Blanket’s exploration is set out in Section 5 of this MD&A.

 Cost Reduction

Management has taken steps to reduce the level of general and administrative expenses.  These steps have included the termination of the contract to provide the services of Caledonia’s former Chief Executive and the closure of Caledonia’s representative office in Lusaka, Zambia, at the end of May 2015 following the cessation of further exploration at the Nama project.  Excluding the costs of the Zambian office, which was closed in the Quarter, Caledonia’s General and Administrative expense in the Quarter was approximately US$1.4 million – 13% lower than the previous quarter and, on an annualised basis, 25% lower than the expense for 2014.  Management continues to evaluate opportunities to reduce the taxation burden on the group outside Zimbabwe.

Effect of the Lower Gold Price

In recent months the price of gold has fallen from over US$1,200 per ounce to below US$1,100 per ounce.  The lower price of gold will, if sustained, reduce Blanket’s cash generation.  The implementation of the Revised Investment Plan at Blanket remains the prime focus for Caledonia.  Implementation of the Revised Investment Plan is expected to increase gold production, reduce the average cost of production and extend the life of mine by providing access to deeper levels for production and further exploration.

Caledonia has already implemented measures to reduce administrative expenses; the effects of which will be seen in coming quarters.  Caledonia’s board and management remains closely attentive to any further weakening in the gold price.

Strategy

Caledonia’s main strategic focus remains on implementing the Revised Investment Plan at Blanket on schedule and within budget.  Caledonia’s board and management believe the successful implementation of the Revised Investment Plan remains in the best interests of all stakeholders because it is expected to result in increased production, reduced operating costs and greater flexibility to undertake further exploration and development, thereby safeguarding Blanket’s long term future.

Blanket will continue to explore and develop it satellite properties.  Subject to the availability of funding, Blanket intends to construct a pilot plant to test material from the satellite properties so as not to compromise the existing high recovery rates which are achieved at Blanket’s metallurgical plant.

The lower gold price may create further investment opportunities in Zimbabwe and elsewhere in Anglophone sub-Saharan Africa.  Caledonia will continue to evaluate such opportunities as they arise.

5     EXPLORATION AND PROJECT DEVELOPMENT

Caledonia’s primary exploration activities are focussed on the growth and development of Blanket Mine and its satellite properties.

5.1           Blanket Exploration

Exploration and evaluation activities on Blanket Mine target the depth extensions of the current Blanket Section ore bodies as well as the AR Main and AR South ore bodies and involves drilling downholes from chambers on 18 and 22 Levels to intersect the depth continuation of these ore bodies.  4,234 meters were drilled in the Quarter compared to a target of 4,320 meters.

Drilling to evaluate and upgrade the resource classification of the inferred resources below the Blanket ore body below 750 meters continues to deliver encouraging results in line with expectations.  On 19 May 2015, Caledonia announced a resource upgrade at Blanket Mine in which 491,000 tonnes of Inferred resources were added to the Indicated resource category, thereby enabling this material to be included in the life of mine plan.  A further 47,000 tonnes of new inventory was added to Indicated Resource.  Depending on actual production rates achieved, these resources may add 12 to 15 months life to the mine.

The upgraded Indicated Resource of 538,000 tonnes represents an increase of 17.4% in terms of tonnes and 20.5% in terms of contained gold from the 2,934,000 tonnes of Reserves and Indicated Resource that was used for the Reserve Plan in the Technical Report prepared by Minxcon in December 2014, which was re-filed on July 17, 2015.

Drilling below AR Main has identified a split in the mineralization with one lode trending north while the other lode trends south. Further drilling will be required to define the shape of these lodes. During the quarter drilling commenced at AR South with initial holes being drilled to intersect 50 meters below 750 m level. The first two holes both intersected grades and shapes consistent with the overlying ore body.

Caledonia has a conservative approach to accruing new resources: only resource blocks with an estimated grade in excess of the current pay limit are taken into inventory.  Resources that are below the pay limit are reviewed on an annual basis.

5.2           Blanket Satellite Prospects

Blanket Mine has exploration title holdings in the form of registered mining claims in the Gwanda Greenstone Belt totalling 78 claims, including a small number under option, covering properties with a total area of about 2,500 hectares. Included within these claim areas are previously operated small gold workings which warrant further exploration, i.e. the Satellite Projects.  Blanket’s main exploration efforts on these satellite properties are focused at this stage on the GG Project and the Mascot Project Area which, based on past production records, are expected to have the greatest potential.

GG Project

The GG Project is located approximately seven kilometers southeast of Blanket Mine.  Surface drilling programs have been carried out at the GG Project over the past eight years consisting of 24 diamond-cored holes totalling 6,360m of drilling.  Two zones of gold mineralization have been established down to a depth of at least 300m, each with a potential strike length of up to 150m. Current activities involve the definition of the extent and characteristics of this mineralization by way of a prospect shaft and level development.

During Q1 2014 the development on the 120 meter level was completed to approximately 160 meters east of the shaft and four drill cubbies were completed from which horizontal and inclined holes were drilled into the two zones (North and South zones) that were identified by surface drilling.  The horizontal and inclined drilling intersected the identified zones, with the North zone hosting the more extensive mineralization. In Q2 of 2014 development reached the North Zone where the mineralisation that had been identified by drilling in previous quarters was opened up exposing a mineralised zone over a strike of 50 meters over which chip sampling returned an average value of 3.9g/t over an average width of 4 meters.   Locally the mineralisation reaches a width of 10 meters and it is open on strike.  Based on this encouraging result further horizontal development was been suspended so that the shaft can be deepened to 240 meters.  In Q1 of 2015 the shaft was deepened to 210 meters, which is planned to be the main production level.  In Q2 2015 shaft sinking reached the 225 meter level with only a further 20m of sinking left to reach the planned shaft bottom.  Operations will now shift to the 210 meter level where the main haulage will be developed towards the North Main zone.  It is planned to fully develop all of the indicated areas of mineralisation on 210 meter level and above to link with the 120 meter level.  Subject to the availability of funding, a pilot plant will be constructed to treat material from GG in order to identify a commercial treatment process.

Mascot Project Area

The Mascot Project Area includes three sections, viz. the Mascot prospect, the Penzance prospect and the Eagle Vulture prospect.  Mascot was previously mined to a depth of approximately 250 meters, exploiting an east-west trending mineralised body the strike extent of which decreased at depth but which was accompanied by a doubling in width.  Previous surface drilling undertaken by Blanket has indicated the existence of two further mineralised zones, one to the north and one to the south of the mined out area.

Underground development on Levels 1 and 2 (60 meters and 90 meters below surface respectively) has confirmed the existence of potentially payable mineralisation on the North Parallel.   In Q2 and Q3 of 2014 development continued along the North Parallel on the 150 meter level.  This development has provided access to the mineralized area over a strike extent of 80 meters and a vertical extent of 90 meters.  In Q4 of 2014 development on the North zone reached the 180 meter level.  During Q1 2015 the mine was completely de-watered and the bottom of the shaft was cleaned to expose the shaft bottom which allows the possibility to deepen the shaft and allow access to the Main Shear at depth which, based on old mine records, has a substantially higher grade than the associated North Parallel and South Shear.  During the period that development was temporarily suspended to allow for the de-watering process, a larger winder was installed with a 15 meter high headgear and an ore bin.

In Q2 of 2015 work started on excavating a drive to create room to drill angled holes into the footwall to explore for an extension of the higher grade mineralisation.  If this exploration is successful, the shaft will be deepened a further 150 meters where an extraction level will be established.

Alternative sources of water have been identified which are expected to provide sufficient water for further drilling and mining operations.

5.3	Nama Project, Zambia

In the Audited Financial Statements for the year to December 31, 2013 the full carrying value of costs previously incurred and capitalised at the Nama base metals exploration project in Zambia were fully impaired because substantive expenditure on further exploration activities was neither budgeted nor planned and Caledonia had decided to discontinue such activities at Nama.  In 2014 attempts to sell or introduce a joint venture partner into the project were unsuccessful due to the Project’s challenging geology, lower commodity prices and uncertainty over the fiscal framework for mining companies in Zambia.  In 2015 Caledonia’s board decided to exit Nama is the most cost-efficient manner:  two of the four licences were surrendered to the Zambian Government; the two remaining licences were sold at nominal value to a Zambian purchaser who has assumed the future liabilities attaching to the licence areas; Caledonia closed the office in Lusaka at the end of May, which gave rise to legislated retrenchment costs of approximately US$500,000.  Some insignificant expenses will continue to be incurred in respect of the Lusaka office for several months, however by the end of 2015 it is expected that there will be no further expenditure relating to the former Nama Project and the former office in Lusaka.

6.	INVESTING

An analysis of Caledonia’s investment in the Quarter, the preceding quarter and 2013 and 2014 is set out below.

Capital Investment
		2013 Year	2014 Year	2015 Q1	2015 Q2
Total Investment	C$’000	11,738	6,786	3,944	3,466
Nama Project	C$’000	2,637	107	-	-
Blanket	C$’000	9,066	6,627	2,585	3,308
Other	C$’000	35	52	1,359	-

The increased rate of capital investment at Blanket in Q1 and Q2 reflects the higher level of capital investment required in terms of the Revised Investment Plan, the main components of which are discussed in Section 4.7.  The scheduled rate of investment is expected to increase in coming quarters.  The rate of investment will also increase as Caledonia’s technical team takes advantage of opportunities to accelerate the purchase of specific items which are required later in the investment programme, but are currently available at attractive prices.  Two winders were purchased by Greenstone Management Services Proprietary Limited in Q1 of 2015 of which one has been transferred to the Blanket Mine and the other is currently in the process of refurbishment after which it will be transferred to Blanket.  All investment at Blanket to date has been funded from Blanket’s internal cash flows.

7.	FINANCING

Caledonia financed all its operations using funds on hand and those generated by its operations.  No equity financing took place in the Quarter.  Blanket has an unsecured loan facility in Zimbabwe which is repayable on demand and which was increased in the Quarter from US$2.5 million to US$5.0 million.  At June 30, 2015 this facility was undrawn.

8.	LIQUIDITY AND CAPITAL RESOURCES

An analysis of Caledonia’s capital resources as at June 30, 2015 and each of the preceding 5 quarters is set out below.

Liquidity and Capital Resources (Thousands of Canadian dollars)
As at	Mar 31 2014	June 30 2014	Sept 30 2014	Dec 31 2014	Mar 31 2015	June 30 2015
Gross Cash and cash equivalents in the statement of financial position	26,714	25,842	27,852	26,838	26,094	23,683
Loan Facility	-	-	(998)	-	-	-
Cash and cash equivalents in the statement of cash flows	26,714	25,842	26,854	26,838	26,094	23,683
Working capital	31,380	30,626	31,148	31,127	32,425	29,649

Movements in Caledonia’s net cash, the overdraft and working capital and an analysis of the sources and uses of Caledonia’s cash are discussed in Section 3 of this MD&A.  The overdraft facility is held by Blanket with a Zimbabwean Bank and is unsecured and repayable on demand. The Company’s liquid assets as at June 30, 2015 exceed its planned and foreseeable commitments as set out in Section 9 of this MD&A.

9.	OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL COMMITMENTS AND CONTINGENCIES

There are no off balance sheet arrangements apart from the facilitation loans of US$30.9 million which are not reflected as loans for IFRS purposes (refer Note 5 of the Unaudited Consolidated Financial Statements).  The company has the following contractual obligations at June 30, 2015.

Payments due by Period (Thousands of Canadian dollars)
Falling due	Within 1 year	1-3 Years	4-5 Years	After 5 Years	Total
Current liabilities	7,709	-	-	-	7,709
Purchase obligations	3,070	Nil	Nil	Nil	3,070

In addition to the committed purchase obligations set out above, Blanket currently intends to invest approximately US$9.8 million between August 13, 2015 and December 2018 which is not yet committed.  The committed and uncommitted investment will be used to maintain Blanket’s existing operations and to invest in capital projects and the satellite projects which are discussed in Sections 4.7 and 5.2 of this MD&A respectively.  Committed and uncommitted purchase obligations will be met from the cash generated from Blanket’s existing operations and Blanket’s unused overdraft facility in Zimbabwe.  Caledonia has no obligations in respect of capital or operating leases. As of June 30, 2015, Caledonia had potential liabilities for rehabilitation work on the Blanket and Eersteling Mines7 – if and when those mines are permanently closed – at an estimated discounted cost of $3,157,000 ($2,868,000 – 2014).

10.	NON-IFRS MEASURES

Throughout this document, we have provided measures prepared in accordance with IFRS in addition to some non-IFRS performance measures for investors who use them to evaluate our performance.  Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare Caledonia against other companies.  Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS.  We have defined below the non-IFRS measures we have used in this document and provide a reconciliation of such non-IFRS measures to the IFRS measures we report.

7 Eersteling Mine is a South African gold property, which has been held on care and maintenance basis for several years pending the identification of a suitable purchaser.

Cost per ounce

Non-IFRS performance measures such as “On-Mine cash cost per ounce”, “All-in sustaining cost per ounce” and “All-in cost per ounce” are used in this document.  Management believes these measures assist investors and other stakeholders in understanding the economics of gold mining over the life-cycle of a mine.  These measures are calculated on the basis set out by the World Gold Council in a Guidance Note published on June 23, 2013 and accordingly differ from the previous basis of calculation.  The table below reconciles “On – mine cash cost per ounce”, “All-in sustaining costs per ounce” and “All-in costs per ounce” to the production costs shown in the financial statements which have been prepared under IFRS.

Reconciliation of IFRS Production Costs
	Q2 2014	Q2 2015	H1 2014	H2 2015
Production costs (IFRS) (C$’000’s)	7,768	9,240	16,556	18,754
Less site restoration costs (C$’000’s)	(24)	(4)	(49)	(4)
Less exploration and safety costs (C$’000’)	(103)	(256)	(210)	(551)
Non-Blanket production costs, intercompany profit	(161)	380	(315)	97
Adjusted production costs (C$’000’s)	7,480	9,360	15,982	18,296
Exchange rate (US$1 to C$)	1.09	1.23	1.10	1.24
On-mine Production costs (US$’000’s )	6,856	7,585	14,585	14,801
Gold Sales (oz.)	11,223	10,401	23,433	21,174
On-mine Cost (US$/oz)	611	729	622	699

On-mine production costs (U$’000’s)	6,856	7,585	14,585	14,801
Royalty (US$’000’s)	999	611	2,083	1,258
Permitting costs (US$’000’s)	30	40	59	55
Administrative expenses (C$’000’s) (ii)	1,760	2,323	3,607	4,342
Less Zambian expenses (C$’000’s)	(198)	(577)	(340)	(824)
Adjusted Administrative expenses	1,562	1,746	3,267	3,518
Exchange rate (US$1 to C$)	1.09	1.23	1.10	1.24
Administrative expenses (US$’000’s)	1,432	1,415	2,982	2,846
Reclamation and remediation of operating sites (US$’000)	19	27	38	54
Exploration and study costs (US$’000’s)	35	28	70	58
Sustaining capital investment (US$’000’s)	489	1,004	1,027	1,770
All-in Sustaining cost (US$’000)	9,859	10,710	20,844	20,843
Gold sales (oz.)	11,223	10,401	23,433	21,174
All-in Sustaining Cost per ounce (US$/oz.)	878	1,030	890	984

All-in sustaining cost (US$’000’s)	9,859	10,710	20,844	20,843
Permitting (US$’000’s)	14	14	28	28
Exploration (US$’000’s)	31	25	62	52
Capital investment (US$’000’s)	1,029	1,960	2,337	4,357
All-in Costs (US$’000’s)	10,932	12,709	23,271	25,279
Gold Sales (oz.)	11,223	10,401	23,433	21,174
All-in Cost per ounce (US$/oz.)	974	1,222	993	1,194

Average realised gold price per ounce
“Average realised gold price per ounce” is a non-IFRS measure which, in conjunction with the cost per ounce measures described above, allows stakeholders to assess our performance.  The table below reconciles “Average sales price per ounce” to the Revenue shown in the financial statements which have been prepared under IFRS.

Reconciliation of Average Realised Gold Price per Ounce to IFRS
	Year 2013	Q1 2014	Q2 2014	Q3 2014	Q4 2014	Year 2014	Q1 2015	Q2 2015
Revenue (IFRS) (C$’000’s)	65,113	17,063	15,555	13,492	12,972	59,082	15,994	15,014
Less miscellaneous income	(947)	-	-	-	-	-	-	-
Revenue from precious metal sales (C$’000s)	65,113	17,063	15,555	13,492	12,972	59,082	15,994	15,014
Exchange rate (C$/US$)	0.97	1.10	1.09	1.09	1.14	1.10	1.24	1.23
Revenue from precious metal sales (US$’000’s)	63,216	15,480	14,233	12,401	11,343	53,513	12,937	12,225
Revenues from sales of silver (US$’000s)	(78)	(3)	(31)	(15)	(12)	(61)	(13)	(11)
Revenues from sales of gold (US$’000s)	63,138	15,477	14,202	12,386	11,331	53,452	12,924	12,214
Gold ounces sold	45,048	12,210	11,223	9,890	9,604	42,927	10,773	10,401
Average realised gold price per ounce (US$)	1,402	1,268	1,265	1,252	1,180	1,245	1,200	1,174

Adjusted earnings per share
“Adjusted earnings per share” is a non-IFRS measure which management believes assists investors in understanding the company’s underlying performance. The table below reconciles “adjusted earnings per share” to the Profit/Loss attributable to Owners of the Company shown in the financial statements which have been prepared under IFRS.

	Q2 2014	Q2 2015	H1 2014	H1 2015
Profit attributable to owners of the company (IFRS)	1,840	324	4,265	1,878
Add back amounts attributable to owners of the company in respect of:
IFRS 19 adjustment	-	(89)
Foreign exchange profit	129	(139)	(128)	(764)
Deferred tax	-	505	-	847
Reversal of Zambian G&A	198	577	340	824
Adjusted profit	2,167	1,178	4,477	2,699
Weighted average shares (m)	52.1	52.1	52.1	52.1
Adjusted EPS (cents)	4.2	2.3	8.6	5.2

11.	RELATED PARTY TRANSACTIONS

Following the termination in 2014 of the contract for the provision of the services of Caledonia's former Chief Executive Officer, there were no related party transactions in the Quarter.

12.	CRITICAL ACCOUNTING POLICIES

Caledonia's accounting policies are presented in the audited consolidated financial statements for the year ended December 31, 2014 which have been publicly filed on SEDAR at www.sedar.com. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the amounts represented in the consolidated financial statements and related disclosures. Use of available information and the application of judgement are inherent in the formation of estimates. Estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the consolidated financial statements is included in the following notes:

i) Indigenisation transaction

The indigenisation transaction of the Blanket Mine (1983) (Private) Limited (“Blanket Mine”) required management to make significant judgements and assumptions which are explained in Note 5 of the Annual Financial Statements that are available on SEDAR at www.sedar.com

ii) Site restoration provisions

The site restoration provision has been calculated for the Blanket Mine based on an independent analysis of the rehabilitation costs as performed in 2012 and based on the internal assessment for Eersteling Gold Mining Company Limited. Estimates and assumptions are made when determining the inflationary effect on current restoration costs and the discount rate to be applied in arriving at the present value of the provision. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation costs which will reflect the market condition at the time the rehabilitation costs are actually incurred.  The final cost of the currently recognized site rehabilitation provisions may be higher or lower than currently provided for.

iii) Exploration and evaluation (“E&E”) expenditure

The application of Caledonia’s accounting policy for exploration and evaluation expenditures requires judgements when determining which expenditures are recognised as exploration and evaluation assets (“E&E properties”).

Caledonia also makes estimates and assumptions regarding the possible impairment of E&E properties by evaluating whether it is likely that future economic benefits will flow to Caledonia, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available.

iv) Income taxes

Significant estimates and assumptions are required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. Caledonia records its best estimate of the tax liability including any related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

Caledonia also applies judgement in recognizing deferred tax assets relating to tax losses carried forward to the extent that there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized or sufficient estimated taxable income against which the losses can be utilized. However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.

v) Share-based payment transactions

Caledonia measures the cost of equity-settled, share based payment transactions with employees, directors as well as with Indigenisation Shareholders (refer note 5 of the Annual Financial Statements) by reference to the fair value of the equity instruments on the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the appropriate valuation model, considering the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield.

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of Caledonia’s stock options.

vi) Impairment

At each reporting date, Caledonia determines if impairment indicators exist, and if present, performs an impairment review of the non-financial assets held in Caledonia. The exercise is subject to various judgemental decisions and estimates. Financial assets are also reviewed regularly for impairment.

vii)	Functional currency

The functional currency of each entity in Caledonia is determined after considering various primary and secondary indicators which require management to make numerous judgement decisions. The determination of the functional currency has a bearing on the translation process and ultimately the foreign currency translation reserve.

13.	FINANCIAL INSTRUMENTS

Credit risk

The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure.

The trade receivable relate to gold bullion sold to Fidelity Printers and Refiners before quarter end. The amount was settled in July 2015.

Impairment losses

None of the trade and other receivables is past due at the period-end date.

Liquidity risk

All trade payables and bank overdraft have maturity dates that are expected to mature in under 6 months.

Currency risk

As Caledonia operates in an international environment, some of Caledonia’s financial instruments and transactions are denominated in currencies other than the Canadian Dollar. The results of Caledonia’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of Caledonia are reported in Canadian dollar in Caledonia’s consolidated financial statements.

The fluctuation of the Canadian dollar in relation to other currencies will consequently have an impact upon the profitability of Caledonia and may also affect the value of Caledonia’s assets and liabilities and the amount of shareholders’ equity.

Caledonia has certain financial assets and liabilities denominated in foreign currencies. Caledonia does not use any derivative instruments to reduce its foreign currency risks. To reduce exposure to currency transaction risk, Caledonia maintains cash and cash equivalents in the currencies used by Caledonia to meet short‐term liquidity requirements.

Interest rate risk

Interest rate risk is the risk borne by an interest-bearing asset or liability due to changes in interest rates. Unless otherwise noted, it is the opinion of management that Caledonia is not exposed to significant interest rate risk as it has no debt financing apart from short term borrowings in Zimbabwe.  Caledonia’s cash and cash equivalents include highly liquid investments that earn interest at market rates. Caledonia manages its interest rate risk by endeavouring to maximize the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Caledonia’s policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in high credit quality financial institutions.

14.	DIVIDEND POLICY AND OTHER SHAREHOLDER INFORMATION

Since January 2014, Caledonia has paid a quarterly dividend of 1.5 Canadian cents per share per quarter, which amounts to a total dividend of 6 Canadian cents per annum.  The first quarterly dividend was paid on January 31, 2014 and subsequent quarterly dividends were paid thereafter.

It is currently envisaged that the existing dividend policy will be maintained however, the Board remains attentive to further changes in market conditions.

Effective December 5, 2013 Caledonia appointed Computershare as its Transfer Agent in Canada and as the Registrar.  Following the appointment of Computershare, shareholders in the USA and UK now receive their dividends denominated in US Dollars and Pounds Sterling respectively; all other shareholders will be paid in Canadian dollars.  Computershare also offers DRS services for Caledonia shareholders who do not wish to hold their shares in nominee accounts in the name of their financial adviser or stock-broker.  Shareholders who wish to participate in the DRS should contact Computershare using the contact details set out below:

Computershare Canada and USA	Toll-free North American Number 1-800-564-6253 For Shareholders outside North America 1-514-982-7555
Computershare UK	+44 (0)870 702 0000

15.	SECURITIES OUTSTANDING

As at August 11, 2015 Caledonia had 52,078,908 common shares outstanding. Outstanding options to purchase Common Shares (“Options”) are as follows:

Number of Options	Exercise Price ($)	Expiry Date (1)
1,161,000	1.30	Jan 31, 2016
30,000	0.70	May 11, 2016
744,920	0.90	Aug 31, 2017
190,000	0.72	Nov 21, 2018
2,125,920

(1)	Options expiring during a “closed period” will have the expiry date extended, in terms of the option plan, by 10 days following the cancellation of the closed period.

At the Annual and Special Meeting of shareholder of the Company held on May14, shareholders ratified confirmed and approved the adoption of the 2015 Omnibus Equity Incentive Compensation Plan (“OEIC”), which is the successor to the previous Option Plan (the “Option Plan”).  2,152,920 options had been issued and remain outstanding in terms of the Option Plan.  Following the adoption of the OEIC, no further awards will be made under the Option plan.  The number of Common Shares reserved for issue to insiders of the Company in terms of the OEIC, whether as options or other instruments will not exceed 10% of the aggregate outstanding Common Shares of the Company being a further 3,081,970 shares, options or other instruments.

16.	RISK ANALYSIS

The business of Caledonia contains significant risk due to the nature of mining, exploration and development activities.  Risks such as interest rate, foreign exchange and credit risks are considered in Notes 6 and 24 to the Consolidated Financial Statements for the year ended December 31, 2014.  Caledonia’s business contains significant additional risks due to the jurisdictions in which it operates and the nature of mining, exploration and development.  Included in the risk factors below are details of how management seeks to mitigate the risks where this is possible.

•
Liquidity risk:  The Company and its subsidiary, Blanket Mine need capital to continue to invest in properties and projects without raising third party financing.  Caledonia currently has significant cash resources and Blanket continues to generate sufficient cash to cover all of its anticipated investment needs.

•
Exploration Risk:   The Company needs to identify new resources to replace ore which has been depleted by mining activities and to commence new projects.  Blanket has embarked on development and exploration programmes as set out in sections 5.7 and 6.  No assurance can be given that exploration will be successful in identifying sufficient mineral resources of an adequate grade and suitable metallurgical characteristics that are suitable for further development or production.

•
Development Risk:  The Company is engaged in development activities at Blanket Mine and the Satellite properties including the implementation of the Revised Investment Plan as set out in section 4.9 of the MD&A.  Construction and development of projects are subject to numerous risks including:  obtaining equipment, permits and services; changes in regulations, currency rate changes; labour shortages; fluctuations in metal prices and the loss of community support.  There can be no assurance that construction will commence or continue in accordance with the current expectations or at all.

•
Production Estimates:  Estimates for future production are based on mining plans and are subject to change.  Production estimates are subject to risk and no assurance can be given that future production estimates will be achieved.  Actual production may vary from estimated production for a variety of reasons including un-anticipated variations in grades, mined tonnages and geological conditions, accident and equipment breakdown, changes in metal prices and the cost and supply of inputs and changes to government regulations.

•
Mineral Rights:  The Company’s existing licences and permits are in good standing.  The Company has to pay fees etc. to maintain its rights and licence.  No assurance can be given that the Company will be able to make payments by the required date or will meet development and production schedules that are required to protect licences.

•
Metal Prices:  The Company’s operations and exploration and development projects are heavily influenced by the price of gold, which is particularly subject to fluctuation.  Caledonia has not adopted any strategies to control the effect of mineral price fluctuations because the Company’s cash resources currently exceed its planned and foreseeable commitments as set out in Section 9.

•
Increasing input costs:  Mining companies generally have experienced higher costs of steel, reagents, labour and electricity and from local and national government for levies, fees, royalties and other direct and indirect taxes.  Blanket’s planned growth should allow the fixed cost component to be absorbed over increased production, thereby helping to alleviate somewhat the effect of any further price increases.

•
Illegal mining: There has been an increase in illegal mining activities on properties controlled by Blanket.  This gives rise to increased security costs and an increased risk of theft and damage to equipment.  Blanket has received adequate support and assistance from the Zimbabwean police in investigating such cases.

•
Electricity supply:  Zimbabwe produces and imports less electricity than it requires and has insufficient funds to adequately maintain or upgrade its distribution infrastructure.  This has historically resulted in frequent interruptions to the power supply at Blanket Mine.  Blanket has addressed the issue of interrupted power supply by installing stand-by generators and by entering into an un-interrupted power supply arrangement with the state-owned electricity company in return for paying a premium tariff.  However, the continued failure of the state-owned distribution company to maintain its equipment continues to hamper Blanket’s ability to install new equipment at Blanket Mine.

•
Succession planning:  The limited availability of mining and other technical skills and experience in Zimbabwe and the difficulty of attracting appropriately skilled employees to Zimbabwe creates a risk that appropriate skills may not be available if, for whatever reason, the current skills base at the Blanket Mine is depleted.  The Caledonia management team has recently been augmented so that, if required, it could provide appropriate support to Blanket if this was required.

•
Country risk: The commercial environments in which the Company operates is unpredictable.  Potential risks may arise from unforeseen changes in government policies and regulations relating to exploration and mining activity, military repression and civil disorder, all or any of which may have a material adverse effect on operations (including the ability to export geological samples for assay and analysis on a timely basis) and/or the ability of Caledonia to receive payments.  Management believes that it has minimised such risks by complying fully with all relevant legislation and by obtaining all relevant regulatory permissions and approvals.

 •     Gold marketing arrangements: In terms of regulations introduced by the Zimbabwean Ministry of Finance in January 2014, all gold produced in Zimbabwe must be sold to Fidelity, a company which is controlled by the Zimbabwean authorities.  Accordingly, all of Blanket’s production has been sold to Fidelity.  Blanket has received all payments due from Fidelity in full and on time.

17.           FORWARD LOOKING STATEMENTS

Information and statements contained in this MD&A that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to, Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.  Examples of forward-looking information in this MD&A include: production guidance, estimates of future/targeted production rates, planned mill capacity increases, estimates of future metallurgical recovery rates and the ability to maintain high metallurgical recover rates, timing of commencement of operations and Caledonia’s plans and timing regarding further exploration, drilling and development, the prospective nature of exploration and development targets, the ability to upgrade and convert mineral resources to mineral reserves, capital costs, our intentions with respect to financial position and third party financing and future dividend payments.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in government regulations, legislation and rates of taxation, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, power outages, explosions, landslides, cave-ins and flooding), risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with un-anticipated economic or other factors, risks of increased capital and operating costs, we are affected by environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia reviews forward-looking information for the purposes of preparing each MD&A, however Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

18.	CONTROLS

Caledonia maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICOFR”). Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

As part of their monitoring and oversight role, the Audit Committee performs a review and conducts discussions with management. No material exceptions were noted based on the additional procedures and no evidence of fraudulent activity was found.

Segregation of Duties

Management has concluded, and the Audit Committee has agreed that the hiring of additional staff needs to be constantly addressed and assessed in light of risks to ICOFR and the costs associated with additional staff.  There have been no changes in the Corporation’s  internal controls over financial reporting since the year ended December 31, 2014, that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

The Corporation has a Disclosure Committee consisting of four Directors or officers, and has disclosure controls and procedures which it follows in an attempt to ensure that it complies with all required disclosures on an adequate and timely basis.  The Corporation’s Directors and Management, and the Disclosure Committee, are making all reasonable efforts to ensure that the Corporation’s disclosures are made in full compliance with all of the applicable rules, regulations and requirements.  All reasonable efforts are also being made to ensure that the Corporation’s disclosure controls and procedures provide reasonable assurance that material information relating to the Corporation, including its consolidated subsidiaries, is made known to the Corporation’s Certifying Officers by others within those entities.

19.	QUALIFIED PERSON

Dr. Trevor Pearton, B.Sc. Eng. (Mining Geology), Ph.D. (Geology), Pr.Sci.Nat., F.G.S.S.A., VP Exploration is the Corporation’s qualified person as defined by NI 43-101.  Dr. Pearton is responsible for the technical information provided on this MD&A except where otherwise stated.